Filed pursuant to Rule 424(b)(3)

Registration No. 333-289323

Up to 251,704 American Depositary Shares, each representing five hundred (500) Ordinary Shares

This prospectus relates to the resale, by the selling shareholders identified in this prospectus, of up to an aggregate of 251,704 of our American Depositary Shares, or ADSs, each ADS representing five hundred (500) ordinary shares, no par value, or Ordinary Shares, consisting of: (i) 124,286 ADSs issued in a private placement in June 2025, or the June 2025 Private Placement, and (ii) up to 127,418 ADSs issuable upon the conversion of a convertible loan, or the June 2025 Convertible Loan, based on a good-faith estimate of the maximum number of ADSs issuable upon conversion of the June 2025 Convertible Loan, all as further described below under “Prospectus Summary — Recent Developments — June 2025 Private Placement”.

The selling shareholders are identified in the table commencing on page 11. We will not receive any proceeds from the sale of the ADSs by the selling shareholders. All net proceeds from the sale of the ADSs covered by this prospectus will go to the selling shareholders. See “Use of Proceeds.”

The selling shareholders may sell all or a portion of the ADSs from time to time in market transactions through any market on which our ADSs are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. We will bear all of the expenses incurred in connection with the registration of these ADSs. The selling shareholders will pay any underwriting discounts and selling commissions and/or similar charges incurred in connection with the sale of the ADSs. See “Plan of Distribution”.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “STKH.” The last reported sale price of our ADSs on August 12, 2025 was $0.88 per ADS.

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus to read about factors you should consider before purchasing any of our securities.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 13, 2025.

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About This Prospectus

Unless the context suggests otherwise, all references to “Steakholder Foods,” “we,” “us,” “our,” the “Company,” the “Registrant” and all similar designations refer to Steakholder Foods Ltd., an Israeli company, and its consolidated subsidiaries.

You should rely only on the information contained in this prospectus, including information incorporated by reference herein, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the selling shareholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

For investors outside of the United States: Neither we nor the selling shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

The terms “dollar,” “U.S. dollar” and “$” refer to the United States dollar, the lawful currency of the United States of America.

We are incorporated under the laws of the State of Israel and we believe that pursuant to the rules and regulations of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Additionally, we are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, and are eligible for reduced public company reporting requirements.

PRESENTATION OF FINANCIAL INFORMATION

We report our financial statements under generally accepted accounting principles in the United States, or U.S. GAAP.

On January 26, 2020, Steakholder Foods (then called Ophectra Real Estate and Investment Ltd., or Ophectra), a company incorporated under the laws of the State of Israel whose shares were traded on the Tel Aviv Stock Exchange, or TASE, merged with MeaTech Ltd., or MeaTech, a privately-held Israeli company developing cultivated meat technologies, whereupon the name Ophectra was changed to Meat-Tech 3D Ltd., and later changed to MeaTech 3D Ltd., or MeaTech 3D, and then to Steakholder Foods Ltd. in July 2022. In connection with the merger, MeaTech's shareholders transferred 100% of MeaTech’s share capital to Steakholder Foods, and in return Steakholder Foods allotted such shareholders 60% of its issued and paid-up share capital, as well as milestone-based warrants at no exercise price. At the closing of the merger, MeaTech’s directors and officers were appointed to equivalent positions at Steakholder Foods.

As Steakholder Foods was the surviving entity of the merger, and continued the pre-merger business operations, utilizing the pre-merger management and employees of MeaTech, the transaction was treated as a reverse acquisition that does not constitute a business combination.

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Therefore, our consolidated financial statements and financial data included herein for all periods through and including December 31, 2019 were adjusted retroactively to reflect the financial statements of MeaTech (now called Steakholder Foods), other than the information concerning earnings per share, which is presented according to the equity information of Steakholder Foods and our consolidated financial statements and financial data included herein from January 1, 2020 onward relate to Steakholder Foods.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

TRADEMARKS AND TRADENAMES

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Neither we nor the selling shareholders have taken any action to permit a public offering of the securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus or incorporated by reference into this prospectus from our filings with the SEC, listed in the section of the prospectus entitled “Incorporation of Certain Information by Reference.” Because it is only a summary, it does not contain all of the information that you should consider before purchasing our securities in this offering and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere or incorporated by reference into this prospectus. You should read the entire prospectus, the registration statement of which this prospectus is a part, and the information incorporated by reference herein in their entirety, including the “Risk Factors” and our financial statements and the related notes incorporated by reference into this prospectus, before making an investment decision. Some of the statements in this prospectus and the documents incorporated by reference herein constitute forward-looking statements that involve risks and uncertainties. See information set forth under the section “Special Note Regarding Forward-Looking Statements.”

Our Company

 We are an international deep-tech food company that initiated activities in 2019 and are listed on the Nasdaq Capital Market under the ticker “STKH”. We are focusing on alternative protein machinery production, initially for three-dimensional printing of meat and seafood analogs, followed by hybrid meats that combine cultivated and plant-based elements. We believe that our alternative protein and cultivated meat technologies hold significant potential to reduce the environmental impact of food production (including reducing carbon footprint and promoting biodiversity), improve the supply chain, and offer consumers a range of new product offerings.

We aim to provide production technology and associated supplies needed to commercially produce structured alternative protein products. To that end, we are developing three-dimensional printing capabilities that can mimic meat and seafood texture, flavor, nutritional values and more. Our initial commercial offering combines three-dimensional printers and their supplies, primarily plant-based ingredient blends for printing plant-based meat and fish analogs. So far, we have developed two main types of three-dimensional printer: (1) meat printer - a food production machine that produces meat analogs with a fibrous texture, mimicking meats such as beef, pork and chicken; and (2) fish printer – a food production machine that produces fish and seafood analogs with a flaky texture, such as fish and seafood.

During 2023, we focused our efforts on commercializing our three-dimensional printers and their ingredient blend supplies for plant-based foods initially. As a result, our first commercial offering is intended to affordably generate revenues for our partners and customers by manufacturing plant-based meat and fish analogs, which are not expected to require the lengthy regulatory processes associated with cultivated meats and other novel foods.

In September 2024, we announced the opening of our first full-scale Demonstration Center. The state-of-the-art facility features live demonstrations of the company’s innovative 3D printers—the MX200 and HD144—showcasing real-time production of plant-based meat and seafood alternatives, and promoting customer engagement.

In September 2024, we also received a purchase order from Bondor Foods Ltd. to supply our proprietary plant-based premixes for the production of a line of white fish and salmon patties, and in October 2024, we received a purchase order from Wyler Farm Ltd. to supply premixes for the production of plant-based beef.

In November 2024, together with UMAMI Bioworks, a leading global cultivated seafood platform provider, we announced the culmination of a two-year R&D collaboration, establishing the feasibility of producing 3D-printed cultivated fish products at scalable volumes, and with the support of the Singaporean National Additive Manufacturing Innovation Cluster, or NAMIC, we aim to develop and refine 3D-printed fish fillets, targeting both local and international markets.

In December 2024, we announced the signing of a memorandum of understanding, or the MoU, with Vegefarm Co. Ltd., a prominent Taiwanese food company, for the sale of our MX200 3D printer and accompanying raw materials. Under the MoU, we are to provide Vegefarm with the MX200 printer, powered by our advanced Fused Paste Layering (FPL™) technology, and plant-based premixes designed to create high-quality meat alternatives. The Industrial Technology Research Institute (ITRI), a leading Taiwanese research institute, will support the adaptation of our product for the Taiwanese market, while Vegefarm will take on the role of commercialization, managing the production and distribution of these products, utilizing its established market presence to drive adoption and sales.

We are led by our Chief Executive Officer, Arik Kaufman, who has founded various Nasdaq- and TASE - traded foodtech companies, and is a founding partner of BlueOcean Sustainability Fund, LLC, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which has partnered with us to assist in attempting to accelerate our growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, mergers and acquisitions, or M&A, transactions. We have carefully selected personnel for the rest of our executive management team who possess substantial industry experience and share our core values.

Corporate Information

We were incorporated in May 2018 in Israel as DocoMed Ltd., and originally provided digital health services. In July 2019, we changed our name to MeaTech, and commenced our cultured meat technology development operations. In January 2020, MeaTech completed a merger with Ophectra, whereupon the name Ophectra was changed to Meat-Tech 3D Ltd., and later changed to MeaTech 3D Ltd. and then Steakholder Foods Ltd.

Our principal executive offices are located at 5 David Fikes St., P.O. Box 4061, Rehovot 7638205 Israel. The phone number at our principal executive offices is +972-73-332-2853. We maintain a corporate website at www.steakholderfoods.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Recent Developments

February 2025 ELOC

On February 27, 2025, we entered into an Any Market Purchase Agreement, or the ELOC Purchase Agreement, with Alumni Capital LP, or Alumni, establishing an $8 million ELOC with Alumni. Pursuant to the ELOC Purchase Agreement, we may sell to Alumni up to $8 million, or the Commitment Amount, of our ADSs, or the Purchase Notice ADSs, from time to time during the term of the ELOC Purchase Agreement.

In April 2025, in consideration for Alumni’s execution and delivery of the ELOC Purchase Agreement, we paid Alumni 34,934 ADSs, or the Commitment ADSs, as a commitment fee equal to two percent of the Commitment Amount, (based on the dollar volume-weighted average price of the ADSs preceding the issuance date) following the effective date of the registration statement to which the Purchase Notice ADSs or the Commitment ADSs relate.

Beginning in April 2025, when all conditions set forth in the ELOC Purchase Agreement were satisfied, and until the termination date described below, under the terms and subject to the conditions of the ELOC Purchase Agreement, from time to time, at our discretion, we have the right, but not the obligation, to issue to Alumni, and Alumni is obligated to purchase, the Purchase Notice ADSs, subject to certain limitations set forth in the ELOC Purchase Agreement. Specifically, from time to time, we may, at our discretion, direct Alumni to purchase on any single business day no greater than $500,000 in ADSs, unless waived upon mutual discretion between us and Alumni, up to an amount no greater than $3,000,000. The purchase price in respect of any purchase notice shall equal the lowest dollar volume-weighted average price of the ADSs during the five business days prior to the closing of any purchase thereunder, multiplied by 94%.

The ELOC Purchase Agreement also prohibits us from directing Alumni to purchase any ADSs if those ADSs, when aggregated with all other ADSs and Ordinary Shares then beneficially owned by Alumni and its affiliates, would result in Alumni and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of the voting power of the Company and the number of Ordinary Shares and ADSs outstanding immediately after to the issuance of Purchase Notice ADSs.

The ELOC Purchase Agreement will automatically terminate on the earlier of (i) June 30, 2026; (ii) the date on which the ADSs cease trading on Nasdaq; and (iii) the date on which Alumni shall have purchased Purchase Notice ADSs pursuant to this ELOC Purchase Agreement for an aggregate purchase price of the Commitment Amount. The ELOC Purchase Agreement does not include any of the following: (i) limitations on our use of amounts we receive as the purchase price for the ADSs sold to Alumni; (ii) financial or business covenants; (iii) restrictions on future financings; (iv) rights of first refusal; or (v) participation rights or penalties.

The ELOC Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. Pursuant to the ELOC Purchase Agreement, we also filed the registration statement to which the Purchase Notice ADSs or the Commitment ADSs relate with the SEC, covering the resale of the ADSs issued or sold to Alumni under the ELOC Purchase Agreement under the Securities Act.

The net proceeds under the ELOC Purchase Agreement to us will depend on the frequency and prices at which we sell our ADSs, our ability to meet the conditions set forth in the ELOC Purchase Agreement and any impacts of the ownership limitations described above. We expect that any proceeds received by us from such sales of ADSs under the ELOC Purchase Agreement will be used for working capital and general corporate purposes.

February 2025 Private Placement

On February 27, 2025, we also entered into a securities purchase agreement, or the February SPA, with Alumni, whereby Alumni purchased (i) 38,532 ADSs at a final offering price of $5.6955 per ADS, (ii) warrants to purchase up to 219,472 ADSs with an exercise price of $10.00 per ADS, or the ADS Warrants, and (iii) pre-funded warrants to purchase up to 180,940 ADSs, or February Pre-Funded Warrants, to the extent the purchase of ADSs pursuant to the February SPA would have otherwise resulted in Alumni, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding ADSs immediately following the consummation of the February SPA. Each of the February Pre-Funded Warrants was exercisable for one ADS. The February Pre-Funded Warrants were purchased for $5.695 each, had an exercise price of $0.0005 per ADS, were immediately exercisable and could be exercised at any time until all of the February Pre-Funded Warrants were exercised in full.

Following the closing of the transactions contemplated pursuant to the February SPA, we filed a registration statement on Form F-3, providing for the resale of the ADSs, ADSs issuable from time to time upon exercise of the February Pre-Funded Warrants and ADSs issuable from time to time upon exercise of the ADS Warrants. The registration statement was declared effective on March 13, 2025, and we have committed to make commercially reasonable efforts to have keep it effective at all times until the holder of the ADS Warrants no longer owns any ADS Warrants or February Pre-Funded Warrants.

ADS Ratio Change

Effective as of April 28, 2025, we adjusted the ratio of the ADSs in relation to the Ordinary Shares, or the ADS Ratio Change. The adjustment changed the ratio from one (1) ADS representing one hundred (100) Ordinary Shares to a new ratio of one (1) ADS representing five hundred (500) Ordinary Shares. This ratio adjustment essentially served as a one-for-five reverse ADS split for ADS holders.

Unless otherwise noted, the financial information, share numbers, option numbers, warrant numbers, other derivative security numbers and exercise prices appearing in this prospectus, including those as of dates prior to the completion of the ADS Ratio Change, have been adjusted to give effect to the ADS Ratio Change. Documents incorporated by reference into the registration statement of which this prospectus forms a part that were filed prior to April 28, 2025, do not give effect to the ADS Ratio Change.

June 2025 Private Placement, Convertible Loans and Memorandum of Understanding for Acquisition Transaction

On June 5, 2025, we entered into a securities purchase agreement, or the June 2025 Private Placement Agreement, with Gefen Capital Investments’ LP. – Series Twine, or Gefen, the controlling shareholder of Twine Solutions Ltd., or Twine, for the purchase and sale in the June 2025 Private Placement of 124,286 ADS, at an offering price of $7.00 per ADS. The June 2025 Private Placement closed on June 10, 2025.

The June 2025 Private Placement Agreement contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto. The gross proceeds to us from the June 2025 Private Placement were $870,000. We used the proceeds from the June 2025 Private Placement to provide funding to Twine pursuant to the Twine Convertible Loan Agreement (as defined below).

On June 5, 2025, we entered into a convertible loan agreement, or the June 2025 Convertible Loan Agreement, with D.B.W. Holdings (2005) Ltd., or the Lender, pursuant to which the Lender provided us with a convertible loan in the amount of $870,000, or the D.B.W. CLA Loan Amount. The D.B.W. CLA Loan Amount bears interest at the rate of 8% per annum, has a maturity date of May 30, 2027, or the D.B.W. Maturity Date, and may be repaid in whole or in part at any time by us. The closing of the transaction contemplated by the June 2025 Convertible Loan Agreement was June 10, 2025. We used the D.B.W. CLA Loan Amount to provide funding to Twine pursuant to the Twine Convertible Loan Agreement (as defined below).

Pursuant to the June 2025 Convertible Loan Agreement, in the event that we consummate a transaction or a series of transactions pursuant to which we will acquire the entire outstanding share capital of Twine, or the Acquisition Transaction, prior to August 30, 2025, unless extended by up to thirty (30) days by written notice to us from Lender, or the Target Date, then three (3) business days following the closing of the Acquisition Transaction, or the Conversion Date, the outstanding D.B.W. CLA Loan Amount and accrued interest shall be automatically and without further action converted into our ADSs, or the D.B.W. Conversion Shares, at a conversion price of $7.00 per ADS, or the “D.B.W. Conversion Price. The number and kind of D.B.W. Conversion Shares and the D.B.W. Conversion Price are subject to adjustments as set forth in the June 2025 Convertible Loan Agreement. In the event that the Acquisition Transaction is not consummated by the Target Date, the D.B.W. CLA Loan Amount shall not be converted and shall become due and payable on the D.B.W. Maturity Date. The June 2025 Convertible Loan Agreement contains customary contains representations, warranties and other provisions customary for transactions of this nature, including various negative and affirmative covenants and events of default.

Pursuant to the June 2025 Private Placement Agreement and the June 2025 Convertible Loan Agreement, we agreed to file one or more registration statements with the SEC, providing for the resale of the ADSs issued in the June 2025 Private Placement and issuable pursuant to the June 2025 Convertible Loan Agreement as soon as practicable (and in any event within 90 calendar days of the date of the June 2025 Private Placement Agreement and June 2025 Convertible Loan Agreement), and to use commercially reasonable efforts to have such resale registration statement or statements declared effective by the SEC within three trading days after we or our counsel has been advised that the staff of the SEC has “no review” or no further comments, and in any case by August 31, 2025, and to keep such resale registration statement or statements effective at all times until the selling shareholders no longer own any securities being registered herein

On June 5, 2025, we entered into a convertible loan agreement, or the Twine Convertible Loan Agreement, with Twine, pursuant to which we provided Twine with a convertible loan in the amount of $1,740,000, or the Twine CLA Loan Amount. The Twine CLA Loan Amount bears interest at the rate of 8% per annum, has a maturity date of August 31, 2025 unless extended by up to thirty (30) days by written notice to us from Twine, or the Twine Maturity Date, and may not be repaid in whole or in part by Twine prior to the Twine Maturity Date without our prior written consent. The closing of the transaction contemplated by the Twine Convertible Loan Agreement was June 10, 2025. The proceeds from the Twine Convertible Loan Agreement are intended to be used by Twine to accelerate its commercial expansion.

Pursuant to the Twine Convertible Loan Agreement, in the event that we consummate the Acquisition Transaction prior to the Twine Maturity Date, or the Twine Conversion Date, we shall, subject to the provisions of the Twine Convertible Loan Agreement, have the option to either (i) leave the Twine CLA Loan Amount outstanding until Twine Maturity Date, on which date Twine will repay the Twine CLA Loan Amount in full plus interest or (ii) convert the Twine CLA Loan Amount into Series BB Preferred Shares of Twine, or the Twine Conversion Shares, or any other securities into which such Twine Conversion Shares have been converted or exchanged for prior to the Twine Conversion Date, at a conversion price of $0.02079 per Twine Conversion Share, unless adjusted in accordance with the Twine’s articles of association, or the Twine Conversion Price. In the event that the Acquisition Transaction is not consummated by the Twine Maturity Date, the Twine CLA Loan Amount shall be automatically and without further action converted into the Twine Conversion Shares at the Twine Conversion Price.

The Twine Convertible Loan Agreement contains customary representations, warranties and other provisions customary for transactions of this nature, including various negative and affirmative covenants and events of default.

On June 5, 2025, we entered into a non-binding memorandum of understanding with Twine with respect to the Acquisition Transaction. The Acquisition Transaction remains subject to final due diligence, definitive agreements, approval by a general meeting of our shareholders and customary closing conditions.

July 2025 Follow-On Offering

On July 16, 2025, we offered and sold in a public offering on a best efforts basis, or the July Follow-On Offering, (i) 184,174 ADSs, (ii) 2,196,780 pre-funded warrants to purchase up to 2,196,780 ADSs, or the July Pre-Funded Warrants, and (iii) 2,380,954 warrants to purchase up to 2,380,954 ADSs, or the July Common Warrants and, together with the July Pre-Funded Warrants, the July Warrants, at a combined public offering price of $1.05 per ADS and accompanying July Common Warrant, and $1.04 per July Pre-Funded Warrant and accompanying July Common Warrant. Aggregate gross proceeds from the July Follow-On Offering (without taking into account any proceeds from any future exercises of Warrants) are approximately $2.5 million. The July Follow-On Offering closed on July 17, 2025.

The July Pre-Funded Warrants may be exercised at any time until exercised in full at an exercise price of $0.01 per ADS. July The Common Warrants have an exercise price of $1.05 per ADS, are immediately exercisable, and expire on the five-year anniversary of the date of issuance.

A holder of the July Warrants will not have the right to exercise any portion of its July Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own Ordinary Shares in excess of 4.99% of the number of the Ordinary Shares outstanding immediately after giving effect to such exercise.

The investors in the July Follow-On Offering entered into a definitive securities purchase agreement with the Company, or the July Purchase Agreement. The July Purchase Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature. Pursuant to the July Purchase Agreement, we agreed to abide by certain customary standstill restrictions for a period of forty-five (45) days following the closing of the July Follow-On Offering, subject to limited exceptions. In addition, subject to limited exceptions, the July Purchase Agreement provides that for a period of one year following the closing of the July Follow-On Offering, we will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the July Purchase Agreement.

H.C. Wainwright & Co., LLC acted as the sole placement agent, or the July Placement Agent, on a “best efforts” basis, in connection with the July Follow-On Offering. On May 20, 2025, we entered into a letter agreement with the July Placement Agent to serve as exclusive underwriter, agent or advisor in any offering of our securities for a six-month term, or the July Engagement Agreement. Under the July Engagement Agreement, we agreed to pay the July Placement Agent an aggregate cash fee equal to 7.5% of the gross proceeds received by us in the July Follow-On Offering. We also agreed under the July Engagement Agreement to reimburse the July Placement Agent $25,000 for its non-accountable expenses, up to $90,000 for legal fees and out-of-pocket expenses and for its clearing expenses in the amount of up to $15,950. Pursuant to the July Engagement Agreement, we issued to the July Placement Agent or its designees 166,667 warrants to purchase up to 166,667 ADSs, representing 7.0% of the sum of the ADSs and July Pre-Funded Warrants sold in the July Follow-On Offering, or the July Placement Agent Warrants. The July Placement Agent Warrants have substantially the same terms as the July Common Warrants issued and sold in the July Follow-On Offering, except that the July Placement Agent Warrants have an exercise price of $1.3125 per ADS (representing 125% of the combined public offering price per ADS and accompanying July Common Warrant) and will expire on July 16, 2030. The July Engagement Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The immediate net proceeds to us from the July Follow-On Offering were approximately $2.04 million, after deducting the fees and expenses of the July Placement Agent and other offering expenses payable by us. We intend to use the proceeds from the July Follow-On Offering for additional working capital, for funding the growth of our business, including for the re-purchase of our securities and for general corporate purposes.

The July 2025 Follow-On Offering was made pursuant to a registration statement on Form F-1 (File No. 333-288621), previously filed by us with the SEC and declared effective by the SEC on July 16, 2025.

The Offering

Ordinary Shares currently outstanding	1,912,257,659 Ordinary Shares, represented or representable by approximately 3,824,516 ADSs.

ADSs offered by the selling shareholders	Up to an aggregate of 251,704 of our ADSs, consisting of: (i) 124,286 ADSs issued in the June 2025 Private Placement, and (ii) up to 127,418 ADSs issuable upon the conversion of the June 2025 Convertible Loan, based on a good faith estimate of the maximum number of ADSs issuable upon conversion of the June 2025 Convertible Loan. The selling shareholders are identified in the table commencing on page 11.

Ordinary shares to be outstanding assuming conversion of the June 2025 Convertible Loan	1,975,966,659 Ordinary Shares, represented or representable by approximately 3,951,934 ADSs.

Use of proceeds	We will not receive any proceeds from the sale of the ADSs by the selling shareholders. All net proceeds from the sale of the ADSs covered by this prospectus will go to the selling shareholders. See the section of this prospectus titled “Use of Proceeds.”

Nasdaq Capital Market Symbol	Our ADSs are listed on the Nasdaq Capital Market under the symbol “STKH.”

Risk factors	Before investing in our securities, you should carefully read and consider the “Risk Factors” beginning on page 7 of this prospectus.

Unless otherwise indicated, the information above is based on 1,912,258,000 Ordinary Shares representable by 3,824,516 ADSs outstanding as of August 5, 2025, and excludes:

●	3,373,129 ADSs issuable upon the exercise of investor warrants and warrants issued to placement agents (or their designees) to purchase ADSs, at a weighted-average exercise price of $5.96 per ADS;

●	127,418 ADSs issuable upon the exercise of the June 2025 Convertible Loan at a conversion price of $7.00 per ADS, based on a good-faith estimate of the maximum number of ADSs issuable upon such conversion;

●	11,368 ADSs issuable upon the exercise of options and restricted share units to purchase ADSs, at a weighted average exercise price of $23.61 per ADS;

●	207,240 of our ADSs representing shares reserved for future issuance under the Steakholder Foods Ltd. 2022 Share Incentive Plan, or the 2022 Share Incentive Plan; and

●	12,432 ADSs issuable to a consultant upon exercise of options at an exercise price to be determined at the time of exercise using a pre-determined formula.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or warrants into Ordinary Shares as described above.

RISK FACTORS

An investment in our securities involves significant risks. Before making an investment in our securities, you should carefully read all of the information contained in this prospectus and in the documents incorporated by reference herein. For a discussion of risk factors that you should carefully consider before deciding to purchase any of our securities, please review the additional risk factors disclosed below, the information under the heading “Risk Factors” and the section entitled “Risk Factors” contained in our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 31, 2025. In addition, please read “About this Prospectus” and “Special Note Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not currently known to us or that we currently deem immaterial also may adversely affect our business, operations results of operations, financial condition and prospects.

The sale of a substantial amount of our ADSs, including resale of the ADSs issuable upon the exercise of the Warrants held by the selling shareholders in the public market could adversely affect the prevailing market price of our ADSs.

We are registering for resale an aggregate of 251,704 ADSs issued in the June 2025 Private Placement or issuable upon the conversion of the June 2025 Convertible Loan. Sales of substantial amounts of our ADSs in the public market, or the perception that such sales might occur, could adversely affect the market price of ADSs, and the market value of our other securities. We cannot predict if and when the selling shareholders may sell such ADSs in the public markets. Furthermore, in the future, we may issue additional ADSs, Ordinary Shares or other equity or debt securities convertible into ADSs or Ordinary Shares. Any such issuance could result in substantial dilution to our existing shareholders and could cause our ADS price to decline.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and elsewhere incorporated by reference in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; expected capital needs and expenses; statements relating to the research, development, completion and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our estimates regarding our expenses, future revenue, capital requirements and needs for additional financing;

●	our expectations regarding the success of the alternative protein manufacturing technologies we are developing;

●	our research and development activities associated with technologies for alternative protein manufacturing, including three-dimensional protein production, which involves a lengthy and complex process;

●	our expectations regarding sales of products based on our alternative protein technologies;

●	our ability to successfully manage our planned growth, and any future acquisitions, joint ventures, collaborations or similar transactions;

●	the competitiveness of the market for our alternative protein technologies;

●	our ability to enforce our intellectual property rights and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;

●	our ability to predict and timely respond to preferences for alternative proteins and new trends;

●	our ability to attract, hire and retain qualified employees and key personnel;

●	security, political and economic instability globally and in the Middle East that could harm our business, including due to current security situation in Israel; and

●	other risks and uncertainties, including those listed under the heading “Risk Factors” in our most recent annual report on Form 20-F.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ADSs by the selling shareholders. All net proceeds from the sale of the ADSs covered by this prospectus will go to the selling shareholders. We expect that the selling shareholders will sell their ADSs as described under “Plan of Distribution.”

CAPITALIZATION

The following table sets forth our capitalization:

●	on an actual basis as of December 31, 2024;

●	on a pro forma basis, giving effect to: (i) the sale between January 2025 and the date hereof of 665,019 ADSs in at-the-market sales at an average offering price of $3.35 per ADS, and after deducting the placement agent fees and estimated offering expenses payable by us, resulting in net proceeds of approximately $2.1 million; (ii) the sale in February 2025 pursuant to the February SPA of an aggregate of 38,532 ADSs at a final purchase price of $5.6955 per ADS, an aggregate of 180,940 February Pre-Funded Warrants at a final purchase price of $5.695 per ADS, and 219,472 ADS Warrants, after deducting offering expenses payable by us, resulting in net proceeds of approximately $1.2 million, assuming full exercise of the February Pre-Funded Warrants and no exercise of the ADS Warrants, as if such events had occurred on or before December 31, 2024; and (iii) the issuance in April 2025 of 34,934 ELOC Commitment ADSs; and

●	on a pro forma as adjusted basis, giving additional effect to the (i) sale of 124,286 ADSs at a purchase price of $7.00 per ADS issued in the June 2025 Private Placement, resulting in proceeds of $0.87 million; and (ii) the receipt of the June 2025 Convertible Loan in the amount of $0.87 million, which has not been converted, as if such events had occurred on or before December 31, 2024.

The following depiction of our capitalization on a pro forma as adjusted basis as of December 31, 2024 reflects the foregoing pro forma adjustments, and does not reflect the exercise of any options or warrants. The adjusted amounts shown below are unaudited and represent management’s estimate. The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	As of December 31, 2024
	Actual	Pro Forma	Pro Forma As Adjusted
	(U.S.$ in thousands)
Long-term liabilities:	$2,069	$2,069	$2,939

Shareholders’ equity:
Ordinary shares, no par value	-	-	-
Additional paid-in capital	82,744	86,078	86,948
Accumulated deficit	(78,697)	(78,697)	(78,697)
Total shareholders’ equity	4,047	7,381	8,251
Total capitalization (long-term liabilities and equity)	$6,116	$9,450	$11,190

The above table is based on 349,603,759 Ordinary Shares representable by 699,208 ADSs issued and outstanding as of December 31, 2024, and excludes:

●	17,778 ADSs (representing approximately 8,889,000 Ordinary Shares) issuable upon the exercise of options and settlement of restricted share units to purchase ADSs, at a weighted average exercise price of $64.18 per ADS;

●	190,200 ADSs (representing approximately 95,100,000 Ordinary Shares) representing shares held in abeyance;

●	39,546 of our ADSs (representing approximately 19,773,000 Ordinary Shares) reserved for future issuance under our 2022 Share Incentive Plan;

●	12,432 ADSs (representing approximately 6,216,000 Ordinary Shares) issuable to a consultant upon exercise of options at an exercise price to be determined at the time of exercise using a pre-determined formula; and

●	606,036 ADSs (representing approximately 303,018,000 Ordinary Shares) issuable upon the exercise of investor warrants to purchase ADSs outstanding as of that date, at a weighted average exercise price of $25.07 per ADS.

SELLING SHAREHOLDERS

The ADSs being offered by the selling shareholders are those issued to the selling shareholders in the June 2025 Private Placement or issuable to the selling shareholders upon conversion of the June 2025 Convertible Loan. For additional information regarding the issuances of the ADSs, see “June 2025 Private Placement, Convertible Loans and Memorandum of Understanding for Acquisition Transaction” above. We are registering the ADSs in order to permit the selling shareholders to offer the ADSs for resale from time to time. Except for the relationship engendered pursuant to the June 2025 Private Placement agreement, June 2025 Convertible Loan agreement and Memorandum of Understanding for Acquisition Transaction, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act, and the rules and regulations thereunder) of ADSs held by each of the selling shareholders. The second column lists the number of ADSs beneficially owned by the selling shareholder, based on its respective ownership of ADSs and ADSs that may be issued pursuant to the June 2025 Convertible Loan, based on a good-faith estimate of the maximum number of ADSs issuable upon conversion of the June 2025 Convertible Loan.

The third column lists the ADSs being offered by this prospectus by the selling shareholders.

This prospectus covers the resale of the number of ADSs issued under the June 2025 Private Placement and a good-faith estimate of the maximum number of ADSs issuable upon conversion of the June 2025 Convertible Loan. Because the June 2025 Convertible Loan automatically converts in connection with the consummation of the Acquisition Transaction and the timing of this affects the number of ADSs issuable, the number of ADSs that will actually be issued may be less than the number of ADSs being offered by this prospectus. The fourth column assumes the sale of all of the ADSs offered by the selling shareholders pursuant to this prospectus. The selling shareholders may sell all, some, or none of their ADSs in this offering. See “Plan of Distribution.”

Selling Shareholder	ADSs Beneficially Owned Prior to Offering (1)		Maximum Number of ADSs to be Sold Pursuant to this Prospectus		Number of ADSs Owned After the Offering
Gefen Capital Investments, LP (2)	124,286	(3)	124,286	(3)	-
D.B.W. Holdings (2005) Ltd.(4)	127,418	(5)	127,418	(5)	-

(1)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. ADSs subject to the June 2025 Convertible Loan which could be convertible within 60 days of August 5, 2025 are counted as outstanding for computing the percentage of the selling shareholder holding such loan.

(2)	The selling shareholder is a Delaware limited partnership whose address is 85 Medinat Hayehudim St., Herzliya Israel 4676670. David Wiessman may be deemed to beneficially own our securities held by the selling shareholder by virtue of his voting rights.

(3)	Consists of ADSs issued in the June 2025 Private Placement.

(4)	The selling shareholder is an Israeli corporation whose address is 85 Kibbutz Galuyot St., Even Yehuda Israel 4051585. David Wiessman is the controlling shareholder of the selling shareholder, and may be deemed to beneficially own our securities held by the selling shareholder.

(5)	Consists of ADSs that may be issued pursuant to the June 2025 Convertible Loan, based on a good-faith estimate of the maximum number of ADSs issuable upon conversion of the June 2025 Convertible Loan.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is a summary of the material terms of our articles of association and Israeli corporate law regarding our Ordinary Shares and the holders thereof. This description contains all material information concerning our Ordinary Shares but does not purport to be complete.

Articles of Association

Our purpose as set forth in our articles of association is to engage in any lawful activity. Our Israeli company number is 520041955. The address of our registered office is 5 David Fikes St., P.O. Box 4061, Rehovot, Israel 7638205.

Share capital

Our authorized share capital consists of 5,000,000,000 Ordinary Shares.

All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and do not have any preemptive rights.

Ordinary Shares

In the last three years (since August 6, 2022), we have issued 3,997,562 ADSs representing Ordinary Shares in a combination of private and public offerings, including the ADSs issued in connection with the June 2025 Private Placement.

Warrants

In the last three years, we have issued warrants to purchase Ordinary Shares representable by an aggregate of 3,623,128 ADSs to investors and underwriters, of which no warrants have expired, warrants to purchase an aggregate of 250,000 ADSs have been exercised and 3,373,128 of which are currently outstanding. The exercise prices of the warrants range from $1.05 to $62.50 per ADS.

Options and Restricted Share Units

In the last three years, we have issued options to directors, employees and consultants to purchase an aggregate of 2,638 ADSs which remain outstanding. None of the options issued in the last three years have been exercised. The exercise prices of the options range from $0.50 to $259.50 per ADS.

In the last three years, we have issued restricted share units to directors, employees and consultants vesting into an aggregate of 8,730 ADSs which remain outstanding, with no exercise price.

Convertible Loans

In the last three years, we have received a convertible loan in the amount of $870,000, convertible with accrued interest at the rate of 8% per annum into up to 127,814 ADSs upon the consummation of the Acquisition Transaction, or otherwise repayable at any time by us until May 30, 2027.

Transfer of shares

Our fully paid Ordinary Shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the Ordinary Shares are listed for trade. The ownership or voting of our Ordinary Shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of directors

Under our amended and restated articles of association, our board of directors must consist of not less than three (3) but no more than seven (7) directors. Pursuant to our amended and restated articles of association, each of our directors is appointed by a simple majority vote of holders of our Ordinary Shares, participating and voting at an annual general meeting of our shareholders provided that (i) in the event of a contested election the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events in accordance with the Israeli Companies Law, 5759-1999, or the Companies Law, and our  amended and restated articles of association. In addition, our amended and restated articles of association provide that vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our Ordinary Shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval; as a company listed on an exchange outside of Israel, however, court approval is not required if the proposed distribution is in the form of an equity repurchase, provided that we notify our creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then we may proceed with the repurchase without obtaining court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

 Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law and the regulations promulgated thereunder provide that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (1) any two or more of our directors, (2) one-quarter or more of the serving members of our board of directors or (3) as a company listed on an exchange in the U.S., one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to our articles of association;

●	appointment, terms of service or and termination of service of our auditors;

●	appointment of directors, including external directors (if applicable);

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting rights

All Ordinary Shares have identical voting and other rights in all respects.

Quorum

Pursuant to our amended and restated articles of association, holders of our Ordinary Shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting of shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 33 1⁄3% of the total outstanding voting power of our shares, except that if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting we qualify as to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares. The requisite quorum shall be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described above.

Vote requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Under the Companies Law, certain actions require the approval of a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters. Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than Ordinary Shares) requires the approval of a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to a majority of all classes of shares voting together as a single class at a shareholder meeting. Under our amended and restated articles of association, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office.

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli law

Full tender offer. A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

Special tender offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholders’ approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-takeover measures

The Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Under our amended and restated articles of association, we may authorize, create, and issue shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in a resolution of the shareholders of the Company. We currently have no class of shares with such preferred or special rights. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization and designation of a class of preferred shares will requirea resolution of our shareholders in a general meeting of shareholders, duly authorizing the creation of such class of preferred shares. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our amended and restated articles of association.

In addition, we have a classified board structure, whereby our directors are divided into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors (other than external directors, if any) following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2023 and thereafter, each year the term of office of only one class of directors will expire. We believe this mechanism effectively limits the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

Approval of Business Combination Transactions

According to our amended and restated articles of association, unless otherwise approved by our board of directors in advance, we cannot enter into a business combination (as defined in the amended and restated articles of association) with any shareholder or any of its affiliates and/or investors for a period of three years following (i) with respect to any shareholder holding twenty percent (20%) or more of the voting power of our share capital and (ii) with respect to all shareholders, each time as such shareholder and/or any of its affiliates and/or investors become(s) (other than due to a buyback, redemption or cancellation of shares by us) the holder(s) (beneficially or of record) of 20% or more of the issued and outstanding voting power of our share capital.

Forum Selection Clause

Our amended and restated articles of association provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or Securities Act; and, for the avoidance of any doubt, such provision does not apply to any claim asserting a cause of action arising under the Exchange Act. Our amended and restated articles of association also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968, and the regulations promulgated thereunder.

Amendment of Amended and Restated Articles of Association

Any amendment of our amended and restated articles of associations requires, in addition to the approval of a general meeting of our shareholders, the approval of our board of directors with the affirmative vote of a majority of the then-serving directors.

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer Agent

The transfer agent and registrar for our Ordinary Shares is Computershare. Its address is 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, and its telephone number is (212) 805-7100.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel.

Description of American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers the ADSs. Each ADS represents five hundred Ordinary Shares (or a right to receive five hundred Ordinary Shares). Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or (ii) by having uncertificated ADSs registered in your name or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

ADS holders are not treated as shareholders and do not have shareholder rights. Israeli law governs shareholder rights. The depositary is the holder of the Ordinary Shares underlying the ADSs. Registered holders of ADSs have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent.

Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.  The depositary may distribute additional ADSs representing any Ordinary Shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell Ordinary Shares which would require it to deliver a fraction of an ADS (or ADSs representing those Ordinary Shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed Ordinary Shares (or ADSs representing those Ordinary Shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.  If we offer holders of our securities any rights to subscribe for additional Ordinary Shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary exercises rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Ordinary Shares, new ADSs representing the new Ordinary Shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions.  The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary will have a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash, or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, Ordinary Shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Ordinary Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits Ordinary Shares or evidence of rights to receive Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Ordinary Shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other securities. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited Ordinary Shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the Ordinary Shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the Ordinary Shares. However, you may not know about the meeting enough in advance to withdraw the Ordinary Shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Ordinary Shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the Ordinary Shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing Ordinary Shares or ADS holders must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of Ordinary Shares or rights or other property cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Ordinary Shares and the Ordinary Shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of Ordinary Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Ordinary Shares

Expenses of the depositary	Cable (including SWIFT), telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Ordinary Shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Ordinary Shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert foreign currency itself or through any of its affiliates or the custodian or we may convert foreign currency and pay U.S. dollars to the depositary. Where the depositary converts foreign currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, fees and transaction spreads that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliates in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be most favorable to ADS holders, subject to its obligations to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts foreign currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list them on another exchange in the United States or list our Ordinary Shares on an exchange outside the United States and make arrangements for trading of ADSs on the U.S. over the counter market within a reasonable time;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

●	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Ordinary Shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying Ordinary Shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Ordinary Shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Ordinary Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, or DRS, and Profile Modification System, or Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Transfer Agent

The depositary for the ADSs representing our Ordinary Shares is the Bank of New York Mellon. Its address is 240 Greenwich Street, New York, New York 10286 and its telephone number is (212) 495-1784.

PLAN OF DISTRIBUTION

The selling shareholders of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

●	block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker dealer as principal and resale by the broker dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling shareholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling shareholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with the Financial Industry Regulatory Authority, or FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling shareholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the ADSs for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the ADSs by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Greenberg Traurig, P.A., Tel Aviv, Israel, has passed upon certain legal matters regarding the securities offered hereby under U.S. law, and Meitar | Law Offices, Ramat Gan, Israel, has passed upon certain legal matters regarding the securities offered hereby under Israeli law. If the securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Steakholder Foods Ltd. as of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024, have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2024 consolidated financial statements contains an explanatory paragraph that states that our significant losses and negative cash flows from operations and accumulated deficit raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F, with the SEC. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information are filed by us with, or furnished to, the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the documents listed below:

●	our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 31, 2025, or 2024 Annual Report.

●	our Form 6-Ks furnished with the SEC on March 31, 2025, April 23, 2025, May 16, 2025, June 11, 2025, July 15, 2025, July 16, 2025 and July 28, 2025 (in each case, to the extent expressly incorporated by reference into our effective registration statements on Form F-3); and

●	the description of our Ordinary Shares contained in (i) our Registration Statement on Form F-1, as amended (File No. 333-253257), filed with the SEC on March 11, 2021, which is incorporated by reference into our Registration Statement on Form 8-A (File No. 001-40173) filed with the SEC on March 5, 2021, pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description, as updated by (ii) Exhibit 2.3 to the 2024 Annual Report, and any amendment or report filed for the purpose of further updating that description.

All subsequent annual reports filed by us pursuant to the Exchange Act on Form 20-F prior to the termination of an offering shall be deemed to be incorporated by reference to this prospectus and to be a part hereof from the date of filing of such documents. We may also incorporate part or all of any Form 6-K subsequently submitted by us to the SEC prior to the termination of an offering by identifying in such Forms 6-K that they, or certain parts of their contents, are being incorporated by reference herein, and any Forms 6-K so identified shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of submission of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to our headquarters, which are currently located at 5 David Fikes St., Rehovot 7632805, Israel, Attn: Corporate Secretary of the Company, telephone number: +972-73-332-2853. Copies of these filings and submissions may also be accessed at our website, www.steakholderfoods.com. Information contained in our website is not part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have irrevocably appointed Steakholder Foods USA, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of Securities in connection with this offering. The address of our agent is 1007 North Orange Street, 10th Floor, Wilmington, Delaware, 19801, United States.

We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to initiate an action with respect to U.S. securities law in original actions instituted in Israel or obtain a judgement based on the civil liability provisions of the U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Moreover, an Israeli court will not enforce a non-Israeli judgment if (among other things) it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, or if it was obtained by fraud or in absence of due process, or if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, at the time the foreign action was brought.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Up to 251,704 American Depositary Shares, each representing five hundred (500) Ordinary Shares

August 13, 2025